**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 6-K**

**REPORT OF FOREIGN ISSUER**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2001

ARCADIS N.V.
Translation of registrant's name into English



Utrechtseweg 68, 6812 AH Arnhem, The Netherlands
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No X

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Dated: June 4, 2002

By: ______________

George J.H. Kroon
Treasury Manager

ARCADIS

*Infrastructuur, gebouwen, milieu, communications*

ARCADIS NV
Utrechtseweg 68
Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis.nl

PERSBERICHT

Arnhem, 7 mei 2002

**WINST ARCADIS IN EERSTE KWARTAAL 2002 OP GOED NIVEAU**

Met een stijging van de nettowinst van ruim 9% lag het resultaat van ARCADIS in het eerste kwartaal van 2002 op een goed niveau. Het bedrijfsresultaat ontwikkelde zich met een stijging van 15% eveneens gunstig. De bedrijfsopbrengsten groeiden met bijna 7%, grotendeels door autonome ontwikkelingen, hetgeen in lijn is met de strategie van de onderneming om de organische groei te versnellen. Vooral de infrastructuur en milieu-activiteiten – samen goed voor ruim 75% van de omzet – droegen bij aan de groei, waarmee de opgaande lijn in deze segmenten werd doorgezet. In de segmenten gebouwen en communications ligt de omzet als gevolg van de economische ontwikkelingen en de malaise in de telecomsector structureel lager dan vorig jaar. De omvang van deze activiteiten stabiliseerde ten opzichte van de situatie in het vierde kwartaal van 2001.

**Belangrijke cijfers**
Bedragen x EUR 1 miljoen, tenzij anders vermeld

| | 1e kwartaal 2002 | 1e kwartaal 2001 | stijging |
|---|---|---|---|
| Bedrijfsopbrengsten | 193 | 181 [1] | 7% |
| Bedrijfsresultaat | 7,7 | 6,7 | 15% |
| Nettowinst, na goodwill | 3,9 [2] | 3,6 | 9% |
| Idem, per aandeel (in EUR) [3] | 0,19 | 0,18 | 9% |

1) Aangepast voor vergelijkingsdoeleinden
2) Hierin is een bedrag van EUR 0,02 miljoen begrepen voor afschrijving goodwill
3) Zowel in 2002 als in 2001 gebaseerd op 20,3 miljoen uitstaande aandelen

**Toelichting**
In de groei van de bedrijfsopbrengsten zit een positief valuta-effect verdisconteerd van 1,5%. Daar stond een vrijwel even groot negatief effect tegenover ten gevolge van eerdere verkoop c.q. deconsolidatie van activiteiten, zodat de stijging van de bedrijfsopbrengsten voornamelijk autonoom tot stand kwam. De infrastructuuractiviteiten groeiden vrijwel over de gehele linie. De toename in de milieu-activiteiten kwam vooral uit de Verenigde Staten waar deze activiteiten sterk groeiden. Geografisch was sprake van sterke groei van activiteiten in Spanje, België en Latijns-Amerika.
De nettowinst steeg minder sterk dan het bedrijfsresultaat. Dit was het gevolg van een hogere belastingdruk, een lagere bijdrage van niet-geconsolideerde deelnemingen en een toename van het belang derden. Dit laatste werd vooral veroorzaakt door een stijging van het resultaat van ARCADIS Logos in Brazilië, waarin ARCADIS een belang heeft van 50,01%.

**Marktontwikkelingen**
Bestuursvoorzitter ir H.L.J. Noy zegt in reactie op de cijfers: "Door de gunstige marktomstandigheden in de markten voor infrastructuur en milieu kon hier de groei van 2001, op een vergelijkbaar niveau worden voortgezet. In infrastructuur is dit vooral het gevolg van het lange termijn karakter van de geldstromen in dit segment. In Brazilië droegen de vorig jaar verworven concessies voor energie-infrastructuur bij aan de groei van omzet en resultaat. In de milieumarkt is de groei het gevolg van onze succesvolle GRIP™ aanpak in combinatie met door ARCADIS ontwikkelde kosteneffectieve saneringstechnologie, waardoor met name in de Verenigde Staten ons marktaandeel groeit. In de gebouwenmarkt ondervinden we nog steeds de gevolgen van de onzekere economische situatie. De markt voor vastgoedwaardering in Nederland is gestabiliseerd en onze activiteiten op dat gebied droegen weer positief bij aan het resultaat. In telecommunicatie is nog geen herstel zichtbaar en is onze bezetting aan die situatie aangepast."

**Projecten**
In het eerste kwartaal van 2002 werkte ARCADIS onder andere aan de volgende projecten:
*Infrastructuur:*
- Ontwerp tracé besluit voor de Hanzelijn. Op basis van het kabinetsbesluit over de aanleg van deze nieuwe spoorlijn tussen Lelystad en Zwolle, werkt ARCADIS de detailinpassing in het landschap verder uit.
- Totaalontwerp voor een woon- werklokatie onder de naam "Waterstad" in de Duitse stad Leipzig, waar creatief gebruik gemaakt wordt van waterpartijen en ARCADIS onder andere de technische uitwerking realiseert.

*Gebouwen:*
- Architectuur en technisch detailontwerp voor drie gevangenissen in Chili in opdracht van een consortium dat als eerste onder een concessie van de overheid de private exploitatie van deze complexen ter hand zal nemen.
- Projectmanagement voor de realisatie van twee logistieke centra voor Airbus in de Spaanse steden Illescas (Toledo) en Getafe (Madrid) die onder andere ingezet zullen worden in de productie van de A-380.

*Milieu:*
- Onder het Guaranteed Remediation and Insurance Program (GRIP™) kreeg ARCADIS twee omvangrijke opdrachten van Amerikaanse ministerie van defensie. Het betreft een project op de legerbasis Fort Gordon in de staat Georgia met een omvang van US$ 19,4 miljoen en op de legerbasis Fort Leavenworth in de staat Kansas met een omvang van US$ 19,9 miljoen.

*Communications:*
- Ontwerp, coordinatie en aanleg van de mobiele telecom-voorzieningen, voor zowel GSM en UMTS in de tweede terminal van de luchthaven van München. In dit project werkt ARCADIS voor alle 6 aanbieders van mobiele telecommunicatiediensten in Duitsland.
- In verschillende projecten werkt ARCADIS aan de bouw van geografische informatie systemen (GIS). Zo werd voor het ministerie van Landbouw en Visserij een registratiesysteem voor landbouwpercelen gebouwd en werd voor verschillende gemeenten gewerkt aan de bouw van beheerssystemen voor vergunningen.

**Vooruitzichten**

In de infrastructuurmarkt blijft de marktvraag naar verwachting op een goed niveau. In deze markt werkt ARCADIS aan langjarige projecten, veelal voor overheden, waarvoor de budgetten reeds zijn gereserveerd. Hoewel met name in de Verenigde Staten enige onzekerheid bestaat ten aanzien van toekomstige budgetreserveringen, is de noodzaak voor investeringen in infrastructuur groot in alle landen waar ARCADIS actief is. De milieumarkt bied mogelijkheden voor groei door vergroting van marktaandeel. De inmiddels verworven grote projecten onder het GRIP™ programma in de Verenigde Staten, hebben een stevig fundament gelegd voor voortzetting van de groei in dit segment. Ook de tendens bij bedrijven tot outsourcing van niet-kernactiviteiten geeft kansen voor groei. De vooruitzichten voor de gebouwenmarkt, met name in de Verenigde Staten, zijn sterk afhankelijk van economisch herstel in de tweede helft van 2002. Verbetering van de telecommarkt zal naar verwachting op zijn vroegst optreden in 2003. Daar staat tegenover dat in het segment communications de vraag naar de toepassing van geografische informatiesystemen sterk stijgt.

Bestuursvoorzitter Noy concludeert: "Onze inspanningen blijven gericht op versterking van winstgroei op basis van de herziene strategie die ruim anderhalf jaar geleden is ingezet. Naast voortgaande margeverbetering, geldt in 2002 een hoge prioriteit voor gerichte uitbreiding van onze activiteiten door middel van acquisities. Wij herhalen onze verwachting, uitgesproken bij de publicatie van de jaarcijfers 2001, dat afhankelijk van economisch herstel in de tweede jaarhelft, de nettowinst van ARCADIS in 2002 met 5 à 10% toeneemt (exclusief de bijzondere baten uit 2001). Dit is onder voorbehoud van onvoorziene omstandigheden en exclusief het effect van mogelijke nieuwe acquisities."

ARCADIS is een toonaangevende dienstverlenende kennisorganisatie, wereldwijd werkzaam op de terreinen infrastructuur, gebouwen, milieu en *communications*. Wij nemen verantwoordelijkheid voor projecten en programma's van idee, via implementatie tot exploitatie. ARCADIS telt 8000 medewerkers, die met elkaar een jaarlijkse omzet van EUR 800 miljoen genereren. We zijn resultaatgericht, investeren voortdurend in onze kennis en vaardigheden, zodat we opdrachtgevers maximale waarde kunnen bieden in de vorm van haalbare oplossingen die bijdragen aan hun succes.

Voor informatie: Joost Slooten, ARCADIS NV, 026-3778604, e-mail j.slooten@arcadis.nl
Bezoek ons op het internet: www.arcadis.nl

– Tabellen volgen –

ARCADIS NV

GECONSOLIDEERDE WINST- EN VERLIESREKENING

Bedragen x EUR 1 miljoen, tenzij anders vermeld

| | 1e kwartaal 2002 | 2001 |
|---|---|---|
| **Bedrijfsopbrengsten** | **193,1** | **180,6*** |
| **Materialen en diensten van derden** | **51,1** | **43,1*** |
| **Bruto toegevoegde waarde** | **142,0** | **137,5** |
| **Bedrijfskosten** | **130,5** | **127,0*** |
| **Afschrijvingen** | **3,8** | **3,8** |
| **Bedrijfsresultaat** | **7,7** | **6,7** |
| **Financiële baten en lasten** | **(0,5)** | **(0,7)** |
| **Resultaat voor belastingen** | **7,2** | **6,0** |
| **Belastingen** | **(2,8)** | **(2,2)** |
| **Resultaat na belastingen** | **4,4** | **3,8** |
| **Resultaat niet-geconsolideerde deelnemingen** | **(0,1)** | **0,1** |
| **Groepsresultaat na belastingen** | **4,3** | **3,9** |
| **Afschrijving goodwill** | **(0,0)** | **--** |
| **Belang derden** | **(0,4)** | **(0,3)** |
| **Netto resultaat** | **3,9** | **3,6** |
| **Netto resultaat exclusief afschrijving goodwill** | **3,9** | **3,6** |
| | | |
| **Resultaat per aandeel (in euro's) 1)** | **0,19** | **0,18** |
| **Resultaat per aandeel excl. afschrijving goodwill** | **0,19** | **0,18** |
| **Aantal uitstaande aandelen (in duizenden)** | **20.286** | **20.278** |

*) Voor vergelijkingsdoeleinden aangepast

1) Resultaat per aandeel wordt berekend op basis van het gewogen gemiddeld aantal uitstaande aandelen.

ARCADIS NV

GECONSOLIDEERDE BALANS

| Bedragen x EUR 1 miljoen | Ultimo 1e kwartaal 2002 | 2001 |
|---|---|---|
| **ACTIEF** | | |
| Vaste activa | 53,4 | 51,8 |
| Vlottende activa | 264,6 | 258,2 |
| TOTAAL | 318,0 | 310,0 |
| | | |
| **PASSIEF** | | |
| Groepsvermogen | 135,7 | 130,9 |
| Voorzieningen | 18,4 | 13,1 |
| Langlopende schulden | 25,2 | 22,0 |
| Kortlopende schulden | 138,8 | 144,0 |
| TOTAAL | 318,0 | 310,0 |

Mutaties in Eigen Vermogen

| Bedragen x EUR 1 miljoen | |
|---|---|
| Beginstand Eigen Vermogen per 1 januari 2002 | 124,8 |
| Mutaties: | |
| Resultaat lopend boekjaar | 3,9 |
| Aandelenaankoopplannen | 0,1 |
| Koersverschillen | 0,4 |
| Eindstand per balansdatum | 129,2 |

ARCADIS NV

GECONSOLIDEERD KASSTROOMOVERZICHT

**Bedragen x EUR 1 miljoen**

| | Tot en met eerste kwartaal | |
|---|---|---|
| | **2002** | **2001** |
| **Netto winst** | **3,9** | **3,6** |
| **Afschrijvingen** | **3,8** | **3,8** |
| **Bruto kasstroom** | **7,7** | **7,4** |
| **Netto werkkapitaal** | **(28,8)** | **(12,9)** |
| **Andere mutaties** | **0,9** | **0,2** |
| **Totaal operationele kasstroom** | **(20,2)** | **(5,3)** |
| | | |
| **Investeringen (netto) in:** | | |
| **Materiële vaste activa** | **(3,4)** | **(2,6)** |
| **Acquisities** | **(2,0)** | **(1,2)** |
| **Totale financieringsactiviteiten** | **10,8** | **6,8** |
| **Mutatie liquide middelen** | **(14,8)** | **(2,4)** |

###